E. Ramey Layne  rlayne@velaw.com
Tel 212.237.0135  Fax 917.849.5349

January 26, 2011

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Niska Gas Storage Partners LLC
Registration Statement on Form S-4
Initially Filed December 1, 2010 and Amended on January 13, 2011
File No. 333-170991

Dear Mr. Owings:

On behalf of the Registrants, as defined herein, we are filing Amendment No. 2 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) of Niska Gas Storage US, LLC, Niska Gas Storage US Finance Corp., Niska Gas Storage Canada ULC, and Niska Gas Storage Canada Finance Corp (the “Issuers,” and together with Niska Gas Storage Partners LLC and the additional registrant guarantors listed therein, the “Registrants”), relating to the registration of 800,000 units (the “New Units”), each consisting of $218.75 principal amount of 8.875% Senior Notes Due 2018 of Niska Gas Storage US, LLC and Niska Gas Storage US Finance Corp., and $781.25 principal amount of 8.875% Senior Notes Due 2018 of Niska Gas Storage Canada ULC and Niska Gas Storage Canada Finance Corp. in connection with the offering (“Exchange Offer”) to exchange such New Units for 800,000 units representing a like aggregate principal amount of 8.875% Senior Notes Due 2018 of the Issuers (such units, the “Old Units”).

Set forth below are the Registrants’ responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated January 25, 2011 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff.  The Registrants’ response to each comment is set forth immediately below the text of the applicable comment.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

The Registrants have authorized us to respond to the Staff’s comments on their behalf.  Information provided in this letter on behalf of the Registrants and their executive officers, directors and controlling persons has been provided to us by the Registrants.

Supplemental Letter

1.                        Please revise the supplemental letter so that the Registrants represent that, with respect to any broker-dealer that participates in the exchange offer with respect to any Old Units acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or affiliates of the Registrants to distribute the New Units.

Response:                    Concurrently with the delivery of this letter, the Registrants are providing the Staff with a supplemental letter (“Supplemental Letter No. 2”), which amends and restates in its entirety Supplemental Letter No. 1 (filed on January 13, 2011).  In Supplemental Letter No. 2, the Registrants represent that the transmittal letter or similar documentation to be executed by exchange offerees participating in the Exchange Offer will contain a provision requiring broker-dealers participating in the Exchange Offer with respect to Old Units acquired for their own accounts as a result of market-making activities or other trading activities to confirm that they have not entered into any arrangement or understanding with the Registrants or affiliates of the Registrants to distribute the New Units.  Supplemental Letter No. 2 also contains the confirmations and representations contained in Supplemental Letter No. 1, including a confirmation that the Registrants are relying on the SEC’s position enunciated in the Exxon Capital Holdings Corp., SEC No-Action letter (April 13, 1988) and including the representations contained in the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

Signatures, page II-10

Salt Plains Storage, LLC, page II-53

2.                        While it appears that the chief financial and accounting officer of this entity executed a power of attorney, it does not appear that he signed the registration statement in his capacity as such. Please revise accordingly.

Response:                    The Registrants have revised the signature page for Salt Plains Storage, LLC accordingly.  Please see page II-35.

Exhibit 5.1, Opinion of Vinson & Elkins, L.L.P.

3.                        Please delete as overly broad the reference to “the rules and regulations of the Commission issued thereunder” in the last sentence of the third to last paragraph of the opinion.

Response:                    We have revised our opinion accordingly.  Please see our revised opinion filed as Exhibit 5.1 to the Registration Statement.

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Please direct any questions that you have with respect to the foregoing to Ramey Layne at (212) 237-0135 or John P. Johnston at (212) 237-0039.

Very truly yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

cc:	Ronald A. Alper
Lillyanna Peyser
Jason A. Dubchak